McKercher McKercher & Whitmore LLP

BARRISTERS AND SOLICITORS

82-3899

October 28, 2004

U.S. Securities and Exchange Commission **VIA COURIER**
Office of International Finance
450 - 5th Street N.W., Mail Stop 3-7
Washington, DC 20549

04045863

SUPPL

Dear Sir/Madam:

RE: International Road Dynamics Inc.
Third Quarter ending August 31, 2004

Please find enclosed the following documentation in respect of the above-referenced corporation which have also been filed with the required securities regulators in Canada:

1. Third Quarter Financial Statement for period ending August 31, 2004.

2. Management Discussion and Analysis for the third quarter.

3. BC Form 51-901F for the third quarter.

4. Confirmation of mailing third quarter report.

If you require any additional information or clarification, please contact Gordon S. Wyant of this office.

Yours truly,

McKERCHER McKERCHER & WHITMORE

Per:
Mike T. Petrescue
MTP/cck

Enclosures: As Listed Above

dlw 11/3

Please reply to Saskatoon Office:
374 - 3rd Avenue South
Saskatoon, SK, Canada S7K 1M5
Telephone (306)653-2000 Fax (306)653-2669

Regina Office:
Eleventh Floor, 1100 - 1801 Hamilton Street
Regina, SK, Canada S4P 4B4
Telephone (306)352-7661 Fax (306)781-7113

Our Ref. 98-83.235

INTERNATIONAL ROAD DYNAMICS INC.

Consolidated Balance Sheet

August 31, 2004, with comparative figures for November 30, 2003

"Unaudited"

		August 31 2004		November 30 2003
Assets				
Current assets:				
Cash	$	518,257	$	921,943
Accounts receivable		11,366,264		12,557,929
Inventory		5,086,101		4,555,876
Investment tax credits recoverable		-		715,000
Prepaid expenses and deposits		414,441		189,917
		17,385,063		18,940,665
Investment tax credit recoverable		3,064,000		1,739,000
Property, plant and equipment		4,617,089		4,578,574
Intangible assets		228,792		285,698
Equity investment		61,772		-
	$	25,356,716	$	25,543,937
Liabilities and Shareholders' Equity				
Current Liabilities:				
Short-term loans	$	6,245,758	$	4,835,000
Accounts payable and accrued liabilities		2,940,211		3,354,169
Current income taxes		212,458		89,666
Deferred revenue		260,000		265,480
Future income taxes		557,000		881,000
Current portion of long-term debt		68,000		67,900
		10,283,427		9,493,215
Long-term debt - net		1,143,594		1,199,892
Deferred revenue		348,453		575,729
Future income taxes		407,000		744,000
		12,182,474		12,012,836
Shareholders' Equity:				
Share capital		11,758,139		11,571,863
Retained earnings		1,416,103		1,959,238
		13,174,242		13,531,101
	$	25,356,716	$	25,543,937

INTERNATIONAL ROAD DYNAMICS INC.

Interim Consolidated Statement of Operations and Retained Earnings

"Unaudited"

	Three months ended August 31		Nine months ended August 31	
	2004	2003	2004	2003
Sales	$ 8,745,473	$ 6,205,487	$ 22,962,422	$ 18,451,964
Cost of sales	6,147,334	3,863,292	16,697,578	11,832,632
	2,598,139	2,342,195	6,264,844	6,619,332
Administrative and marketing expenses	2,069,630	1,627,724	5,701,456	4,826,438
Operating earnings	528,509	714,471	563,388	1,792,894
Research and development	374,267	208,043	871,942	608,889
Earnings before undernoted items	154,242	506,428	(308,554)	1,184,005
Other expenses (income)				
Foreign exchange loss (gain)	148,163	(98,182)	(159,511)	386,842
Amortization	212,268	178,683	641,330	523,677
Interest on short-term debt	59,142	26,819	174,173	44,301
Interest on long-term debt	19,579	21,744	63,344	65,238
Interest and other income	(3,582)	(2,213)	(38,724)	(10,678)
	435,570	126,851	680,612	1,009,380
Net earnings (loss) before income taxes	(281,328)	379,577	(989,166)	174,625
Provision for income taxes				
Current	142,670	-	214,969	-
Future (recovery)	(236,000)	109,000	(661,000)	41,000
	(93,330)	109,000	(446,031)	41,000
Net earnings (loss) for the period	(187,998)	270,577	(543,135)	133,625
Retained earnings, beginning of period	1,604,101	1,168,931	1,959,238	1,352,697
Shares repurchased in excess of book value	-	(11,259)	-	(58,073)
Retained earnings, end of period	$ 1,416,103	$ 1,428,249	$ 1,416,103	$ 1,428,249
Earnings per share - basic	$ (0.01)	$ 0.02	$ (0.04)	$ (0.01)
- diluted	$ (0.01)	$ 0.02	$ (0.04)	$ (0.01)

INTERNATIONAL ROAD DYNAMICS INC.

Interim Consolidated Statement of Cash Flows

"Unaudited"

	Three months ended August 31		Nine months ended August 31	
	2004	2003	2004	2003
Cash provided by (used in):				
Operations:				
Net earnings (loss)	$ (187,998)	$ 270,577	$ (543,135)	$ 133,625
Items not involving cash:				
Amortization	212,268	207,683	641,330	552,677
Issue of common shares for expenses	-	25,224	21,489	40,543
Provision for future income taxes	(236,000)	109,000	(661,000)	41,000
	(211,730)	612,484	(541,316)	767,845
Change in non-cash working capital:				
Accounts receivable	(480,518)	1,393,467	1,191,665	2,998,353
Investment tax credits recoverable	(140,000)	(190,000)	(610,000)	(525,000)
Inventory	270,857	(68,955)	(530,225)	(23,656)
Prepaid expenses and deposits	(29,122)	(14,802)	(224,524)	(59,005)
Accounts payable and accrued liabilities	(885,965)	(137,620)	(413,958)	(1,024,455)
Current income taxes payable	119,167	(5,087)	122,792	(25,500)
Deferred revenue	(36,053)	(41,445)	(232,756)	(219,007)
	(1,393,364)	1,548,042	(1,238,322)	1,889,575
Financing:				
Net short-term loans	1,604,301	2,086,670	1,410,758	2,851,668
Issuance (repayment) of long-term debt	(22,433)	(17,058)	(56,198)	(84,380)
Issue share capital	-	17,265	164,787	47,665
Repurchase share capital	-	(72,603)	-	(341,968)
	1,581,868	2,014,274	1,519,347	2,472,985
Investing:				
Additions to property, plant and equipment	(125,772)	(156,596)	(622,939)	(776,622)
Business Acquisition	-	(3,171,804)	-	(3,171,804)
Equity investment	-	-	(61,772)	-
	(125,772)	(3,328,400)	(684,711)	(3,948,426)
Increase (decrease) in cash	62,732	233,916	(403,686)	414,134
Cash, beginning of period	455,525	536,319	921,943	356,101
Cash, end of period	$ 518,257	$ 770,235	$ 518,257	$ 770,235
Supplemental cash flow disclosure:				
Interest paid	$ 78,721	$ 26,466	$ 237,517	$ 60,822

1. **Significant accounting policies**

The interim consolidated financial statements of International Road Dynamics Inc. have been prepared by mangement and are based on the same accounting policies as, and should be read in conjunction with the most recent audited annual consolidated financial statements as of November 30, 2003. Certain footnote information has been condensed or omitted where there has been no material change from the most recent annual audited consolidated financial statements.

2 **Share capital:**

	Number of shares	$ amount
Balance, November 30, 2003	13,566,177	11,571,863
Shares issued in exchange for expenses	17,056	21,489
Shares issued for employee stock options exercised	140,667	164,787
Balance, August 31, 2004	13,723,900	11,758,139

There are currently 1,127,000 stock options outstanding; each of which may be exercised to purchase one common share of the Company at prices ranging from $0.95 to $1.60 per share.

International Road Dynamics Inc.

Management's Discussion and Analysis of Consolidated Operating Results

For the Three and Nine Months Ended August 31, 2004

Sales for the three months ended August 31, 2004 were $8.7 million compared to $6.2 million last year. Sales have been rising steadily in fiscal 2004 with third quarter sales up from $7.6 million in the second quarter and $6.7 million in the first quarter of the year. For the nine months ended August 31, 2004, sales were $23.0 million compared to $18.5 million in fiscal 2003. International sales increased significantly in the quarter and year-to-date periods compared to last year while the acquisition of the PAT Traffic business in the third quarter of fiscal 2003 contributed approximately $4.3 million in sales for the first nine months of fiscal 2004. Delayed government funding for transportation infrastructure spending in the Company's United States' markets resulted in a significant decline in North American sales in fiscal 2004 compared to the last two years.

Gross margins in the third quarter and first nine months of fiscal 2004 were lower than the prior year due primarily to an increase in lower margin product sales and a reduction in sales of higher margin Commercial Vehicle Operations (CVO) systems compared with last year. In addition, one-time engineering costs were incurred in the third quarter of 2004 associated with the sale of new IRD products recently introduced to the market. Gross margin in the third quarter of fiscal 2004 was 29.7% of sales compared to 29.6% in the second quarter and 21.5% in the first quarter of the year.

Revenues for the third quarter and year-to-date were generated from the following geographic segments:

	Three Months ended August 31		Nine Months Ended August 31	
	2004	2003	2004	2003
Canada	656,730	216,268	1,313,594	946,261
United States	5,357,323	5,736,723	14,444,440	15,967,303
Offshore	2,731,420	252,496	7,204,388	1,538,400
	8,745,473	6,205,487	22,962,422	18,451,964

The increase in offshore sales is due to the Company's considerable efforts to build its presence in a number of international markets. With its acquisition of the PAT business in fiscal 2003, IRD now has the largest installed base of WIM systems in the world with more than 2,500 systems operating in North, South and Central America, Europe, Asia and Australia. Sales to the United States are down from last year due to continued delays at the federal government level to fund infrastructure projects in which IRD is involved.

Administrative and marketing expenses for the third quarter were $2,069,630 compared to $1,627,724 in the third quarter of last year. For the nine months ended August 31, 2004 administrative and marketing expenses were $5,701,456 compared to $4,826,438 for the first nine months of 2003. The increase in the third quarter and current year includes $217,400 and $628,200 respectively, of expenses of the Company's new subsidiary company in Chile and administration and marketing expenses associated with the recently acquired PAT Traffic business in the U.S. Insurance expense, which includes both corporate property and liability

insurance as well as employee health insurance, was also approximately 30% higher in 2004 compared to the previous year.

Research and Development (R&D) expenses, net of accrued income tax credits, in the third quarter of 2004 were $374,267 compared to $208,043 in the third quarter of the previous year. For the nine months ended August 31, 2004 net R&D expenditures were $871,942 compared with $608,889 for the same period of fiscal 2003. Total R&D spending, before deducting income tax credits, in the first nine months of 2004 was $1,484,450 compared to $1,146,917 for the first nine months of 2003. R&D expenditures have increased in fiscal 2004 as the Company increased its focus on completing development of new technologies for the weigh-in-motion, toll road and other markets.

As a result of changes in the exchange rate between the Canadian dollar and the U.S. Dollar, the Chilean Peso and the Euro since the beginning of the year, the Company has reported foreign exchange losses of $148,163 in the third quarter of 2004 compared to a gain of $98,182 last year. For the nine months ended August 31, 2004 the Company recognized a foreign exchange gain of $159,511 compared to a loss of 386,842 in the corresponding nine month period of the previous year. Net interest expense has increased to $198,793 for the nine months ended August 31, 2004 from $98,861 for the same period in the previous year as a result of increased utilization of the bank line of credit. The increased amortization in fiscal 2004 results from additions to capital assets, primarily computer hardware, software licenses and the assets acquired in the PAT transaction.

The consolidated net loss before taxes was $281,328 for the third quarter compared to net earnings of $379,577 for the third quarter of the previous year. After a reduction in income taxes in the amount of $93,330, the third quarter loss was reduced to $187,998 ($0.01 per share) compared with net earnings of $270,577 ($0.02 per share) for the third quarter of 2003. For the nine months ended August 31, 2004 the Company reported a net loss of $543,135 ($0.04 per share) compared with net earnings of $133,625 ($0.01 per share) for the nine month period of 2003.

The Company's balance sheet remained strong as at August 31, 2004. Working capital stood at $7.1 million compared to $9.4 million at the end of last year and $9.4 million at August 31, 2003. The reduction in working capital is primarily the result of the losses incurred for the first nine months of fiscal 2004. The Company has available bank lines of credit of $2.5 million.

The Company reduced its investment in capital assets to $622,939 through the first nine months of fiscal 2004 compared to $776,622 last year. During 2004 the Company has invested in new computer equipment and updated its fleet of service vehicles.

Shareholders' equity decreased to $13.2 million or $0.96 per common share from $13.5 million or $1.00 per common share at the end of last year due to the net loss incurred through the first nine months of fiscal 2004.

Outlook

Management anticipates that sales will continue to increase on a year-over-year comparison through the balance of fiscal 2004 as the PAT acquisition completed in the third and fourth quarters of fiscal 2003 continues to contribute to sales. Management is also continuing to pursue opportunities in the offshore market place and to promote sales of its in-vehicle systems and other private sector initiatives.

The Company's business continues to be negatively impacted by the ongoing delay in approving a new transportation funding bill in the United States. Numerous projects in which IRD has been selected to participate, as well as many other opportunities for new business, have been postponed by the Company's state and municipal customers until this highway funding legislation is approved by the US government. With the pending Presidential election, management now expects the bill will not be approved until the spring of 2005, at which time management believes the Company will generate a significant increase in its CVO business in the United States. In the interim, management continues to review the Company's cost structures while at the same time ensuring it does not compromise its industry-leading capabilities and strong position in all its markets.

Certain statements in this discussion may include "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of International Road Dynamics Inc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this discussion, such statements use such words as "may", "will", "expect", "anticipate", "project", "believe", "plan", and other similar terminology. The risks and uncertainties are detailed from time to time in reports filed by the Corporation with the securities regulatory authorities in applicable provinces and territories of Canada. New risk factors may arise from time to time and it is not possible for management to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance and achievements of the Corporation to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

(signed)
Terry Bergan
President & CEO

September 29, 2004

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS:

NAME OF ISSUER INTERNATIONAL ROAD DYNAMICS INC.

ISSUER ADDRESS 702 - 43rd Street East
Saskatoon, Saskatchewan
S7K 3T9

ISSUER TELEPHONE NUMBER (306) 653 – 6600 FAX NUMBER (306) 242-5599

CONTACT NAME Lorne D. Green CONTACT POSITION Vice President, Finance

CONTACT: TELEPHONE NO (306) 653 – 6600 EMAIL ADDRESS lorne.green@irdinc.com

WEB SITE ADDRESS www.irdinc.com

FOR QUARTER ENDED August 31, 2004

DATE OF REPORT 04/10/28
YY/MM/DD

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Terry Bergan	Terry Bergan	04/10/28
NAME OF DIRECTOR	SIGNED (TYPED)	DATE SIGNED (YY/MM/DD)

Sharon Parker	Sharon Parker	04/10/28
NAME OF DIRECTOR	SIGNED (TYPED)	DATE SIGNED (YY/MM/DD)

SCHEDULE A: FINANCIAL STATEMENTS

INTERNATIONAL ROAD DYNAMICS INC.

Consolidated Balance Sheet
August 31, 2004, with comparative figures for November 30, 2003
"Unaudited"

	August 31 2004	November 30 2003
Assets		
Current assets:		
Cash	$ 518,257	$ 921,943
Accounts receivable	11,366,264	12,557,929
Inventory	5,086,101	4,555,876
Investment tax credits recoverable	-	715,000
Prepaid expenses and deposits	414,441	189,917
	17,385,063	18,940,665
Investment tax credit recoverable	3,064,000	1,739,000
Property, plant and equipment	4,617,089	4,578,574
Intangible assets	228,792	285,698
Equity investment	61,772	-
	$ 25,356,716	$ 25,543,937
Liabilities and Shareholders' Equity		
Current Liabilities:		
Short-term loans	$ 6,245,758	$ 4,835,000
Accounts payable and accrued liabilities	2,940,211	3,354,169
Current income taxes	212,458	89,666
Deferred revenue	260,000	265,480
Future income taxes	557,000	881,000
Current portion of long-term debt	68,000	67,900
	10,283,427	9,493,215

Long-term debt - net	1,143,594	1,199,892
Deferred revenue	348,453	575,729
Future income taxes	407,000	744,000
	12,182,474	12,012,836
Shareholders' Equity:		
Share capital	11,758,139	11,571,863
Retained earnings	1,416,103	1,959,238
	13,174,242	13,531,101
	$ 25,356,716	$ 25,543,937

INTERNATIONAL ROAD DYNAMICS INC.

Interim Consolidated Statement of Operations and Retained Earnings
"Unaudited"

	Three months ended August 31		Nine months ended August 31	
	2004	2003	2004	2003
Sales	$ 8,745,473	$ 6,205,487	$ 22,962,422	$ 18,451,964
Cost of sales	6,147,334	3,863,292	16,697,578	11,832,632
	2,598,139	2,342,195	6,264,844	6,619,332
Administrative and marketing expenses	2,069,630	1,627,724	5,701,456	4,826,438
Operating earnings	528,509	714,471	563,388	1,792,894
Research and development	374,267	208,043	871,942	608,889
Earnings before undernoted items	154,242	506,428	(308,554)	1,184,005
Other expenses (income)				
Foreign exchange loss (gain)	148,163	(98,182)	(159,511)	386,842
Amortization	212,268	178,683	641,330	523,677
Interest on short-term debt	59,142	26,819	174,173	44,301
Interest on long-term debt	19,579	21,744	63,344	65,238
Interest and other income	(3,582)	(2,213)	(38,724)	(10,678)
	435,570	126,851	680,612	1,009,380
Net earnings (loss) before income taxes	(281,328)	379,577	(989,166)	174,625

Provision for income taxes				
Current	142,670	-	214,969	-
Future (recovery)	(236,000)	109,000	(661,000)	41,000
	(93,330)	109,000	(446,031)	41,000
Net earnings (loss) for the period	(187,998)	270,577	(543,135)	133,625
Retained earnings, beginning of period	1,604,101	1,168,931	1,959,238	1,352,697
Shares repurchased in excess of book value	-	(11,259)	-	(58,073)
Retained earnings, end of period	$ 1,416,103	$ 1,428,249	$ 1,416,103	$ 1,428,249
Earnings per share - basic	$ (0.01)	$ 0.02	$ (0.04)	$ (0.01)
- diluted	$ (0.01)	$ 0.02	$ (0.04)	$ (0.01)

INTERNATIONAL ROAD DYNAMICS INC.

Interim Consolidated Statement of Cash Flows
"Unaudited"

	Three months ended August 31		Nine months ended August 31	
	2004	2003	2004	2003
Cash provided by (used in):				
Operations:				
Net earnings (loss)	$ (187,998)	$ 270,577	$ (543,135)	$ 133,625
Items not involving cash:				
Amortization	212,268	207,683	641,330	552,677
Issue of common shares for expenses	-	25,224	21,489	40,543
Provision for future income taxes	(236,000)	109,000	(661,000)	41,000
	(211,730)	612,484	(541,316)	767,845
Change in non-cash working capital:				
Accounts receivable	(480,518)	1,393,467	1,191,665	2,998,353
Investment tax credits recoverable	(140,000)	(190,000)	(610,000)	(525,000)
Inventory	270,857	(68,955)	(530,225)	(23,656)
Prepaid expenses and deposits	(29,122)	(14,802)	(224,524)	(59,005)
Accounts payable and accrued liabilities	(885,965)	(137,620)	(413,958)	(1,024,455)
Current income taxes payable	119,167	(5,087)	122,792	(25,500)
Deferred revenue	(36,053)	(41,445)	(232,756)	(219,007)
	(1,393,364)	1,548,042	(1,238,322)	1,889,575
Financing:				
Net short-term loans	1,604,301	2,086,670	1,410,758	2,851,668

Issuance (repayment) of long-term debt	(22,433)	(17,058)	(56,198)	(84,380)
Issue share capital	-	17,265	164,787	47,665
Repurchase share capital	-	(72,603)	-	(341,968)
	1,581,868	2,014,274	1,519,347	2,472,985
Investing:				
Additions to property, plant and equipment	(125,772)	(156,596)	(622,939)	(776,622)
Business Acquisition	-	(3,171,804)	-	(3,171,804)
Equity investment	-	-	(61,772)	-
	(125,772)	(3,328,400)	(684,711)	(3,948,426)
Increase (decrease) in cash	62,732	233,916	(403,686)	414,134
Cash, beginning of period	455,525	536,319	921,943	356,101
Cash, end of period	$ 518,257	$ 770,235	$ 518,257	$ 770,235
Supplemental cash flow disclosure:				
Interest paid	$ 78,721	$ 26,466	$ 237,517	$ 60,822

INTERNATIONAL ROAD DYNAMICS INC.

Notes to Interim Consolidated Financial Statements
For the Nine Months Ended August 31, 2004, with comparative figures for November 30, 2003
"Unaudited"

1. **Significant accounting policies**
The interim consolidated financial statements of International Road Dynamics Inc. have been prepared by management and are based on the same accounting policies as, and should be read in conjunction with the most recent audited annual consolidated financial statements as of November 30, 2003. Certain footnote information has been condensed or omitted where there has been no material change from the most recent annual audited consolidated financial statements.

2 **Share capital:**

	Number of shares	$ amount
Balance, November 30, 2003	13,566,177	11,571,863
Shares issued in exchange for expenses	17,056	21,489
Shares issued for employee stock options exercised	140,667	164,787
Balance, August 31, 2004	13,723,900	11,758,139

There are currently 1,127,000 stock options outstanding; each of which may be exercised to purchase one common share of the Company at prices ranging from $0.95 to $1.60 per share.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of operating costs:

Cost of Goods Sold	Three Months	Nine Months
Materials	$3,721,883	9,140,957
Labour	1,144,527	3,566,830
Subcontract	440,429	1,615,981
Travel	459,923	1,361,937
Freight And Customs	321,841	834,958
Royalties	824	4,714
Other Expenses	57,907	172,201
	$6,147,334	16,697,578

Administrative and Marketing Expenses

Salaries And Benefits	$781,318	$2,271,110
Travel	181,102	529,687
Telephone And Utilities	120,894	384,554
Advertising and Promotion	90,254	243,464
Medical Insurance	110,171	398,862
General Office	145,023	446,463
Rent And Maintenance	76,136	231,992
Insurance	153,374	396,043
Public Co. Relations & Fees	59,650	115,204
Professional Fees	76,379	192,959
Directors Fees And Travel	15,850	52,086
Agents Commissions	209,309	288,515
Training And Quality Assurance	12,674	48,727
Warranty	37,496	101,790
	$2,069,630	$5,701,456

2. All transactions during the period were at arm's length.

3. (a) Summary of securities issued during the period:

To directors for fees:

Date	Shares	Price	Proceeds

None

(b) Summary of options granted during the period:

Date	Name	Number	Price	Expiry Date
None				

4. (a) the following share capital was authorized:

Unlimited number of common voting shares.

(b) the following share capital was issued and outstanding:

13,723,900 common shares.

(c) the following employee incentive options were outstanding:

Number of Shares Optioned	Exercise Price Per Share	Expiry Date
15,000	$1.00	November 30, 2004
60,000	$1.10	November 30, 2004
59,000	$1.36	November 30, 2004
18,000	$1.56	November 30, 2004
20,000	$1.60	June 5, 2005
20,000	$1.45	July 31, 2005
20,000	$0.95	November 30, 2005
10,000	$1.16	November 30, 2005
10,000	$1.01	May 31, 2006
10,000	$1.30	November 30, 2006
885,000	$1.28	February 28, 2009

(d) as at August 31, 2004 there were no common shares held in Escrow.

5. the following individuals are directors of the Company:

Dr. A.T. Bergan	Terry Bergan
Sharon Parker	Janice MacKinnon
Harvey Alton	Ray Harris
Dr. Mike Walton	

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

For the Three and Nine Months Ended August 31, 2004

Sales for the three months ended August 31, 2004 were $8.7 million compared to $6.2 million last year. Sales have been rising steadily in fiscal 2004 with third quarter sales up from $7.6 million in the second quarter and $6.7 million in the first quarter of the year. For the nine months ended August 31, 2004, sales were $23.0 million compared to $18.5 million in fiscal 2003. International sales increased significantly in the quarter and year-to-date periods compared to last year while the acquisition of the PAT Traffic business in the third quarter of fiscal 2003 contributed approximately $4.3 million in sales for the first nine months of fiscal 2004. Delayed government funding for transportation infrastructure spending in the Company's United States' markets resulted in a significant decline in North American sales in fiscal 2004 compared to the last two years.

Gross margins in the third quarter and first nine months of fiscal 2004 were lower than the prior year due primarily to an increase in lower margin product sales and a reduction in sales of higher margin Commercial Vehicle Operations (CVO) systems compared with last year. In addition, one-time engineering costs were incurred in the third quarter of 2004 associated with the sale of new IRD products recently introduced to the market. Gross margin in the third quarter of fiscal 2004 was 29.7% of sales compared to 29.6% in the second quarter and 21.5% in the first quarter of the year.

Revenues for the third quarter and year-to-date were generated from the following geographic segments:

	Three Months ended August 31		Nine Months Ended August 31	
	2004	2003	2004	2003
Canada	656,730	216,268	1,313,594	946,261
United States	5,357,323	5,736,723	14,444,440	15,967,303
Offshore	2,731,420	252,496	7,204,388	1,538,400
	8,745,473	6,205,487	22,962,422	18,451,964

The increase in offshore sales is due to the Company's considerable efforts to build its presence in a number of international markets. With its acquisition of the PAT business in fiscal 2003, IRD now has the largest installed base of WIM systems in the world with more than 2,500 systems operating in North, South and Central America, Europe, Asia and Australia. Sales to the United States are down from last year due to continued delays at the federal government level to fund infrastructure projects in which IRD is involved.

Administrative and marketing expenses for the third quarter were $2,069,630 compared to $1,627,724 in the third quarter of last year. For the nine months ended August 31, 2004 administrative and marketing expenses were $5,701,456 compared to $4,826,438 for the first nine months of 2003. The increase in the third quarter and current year includes $217,400 and $628,200 respectively, of expenses of the Company's new subsidiary company in Chile and administration and marketing expenses associated with the recently acquired PAT Traffic business in the U.S. Insurance expense, which includes both corporate property and liability insurance as well as employee health insurance, was also approximately 30% higher in 2004 compared to the previous year.

Research and Development (R&D) expenses, net of accrued income tax credits, in the third quarter of 2004 were $374,267 compared to $208,043 in the third quarter of the previous year. For the nine months ended August 31, 2004 net R&D expenditures were $871,942 compared with $608,889 for the same period of fiscal 2003. Total R&D spending, before deducting income tax credits, in the first nine months of 2004 was $1,484,450 compared to $1,146,917 for the first nine months of 2003. R&D expenditures have increased in fiscal 2004 as the Company increased its focus on completing development of new technologies for the weigh-in-motion, toll road and other markets.

As a result of changes in the exchange rate between the Canadian dollar and the U.S. Dollar, the Chilean Peso and the Euro since the beginning of the year, the Company has reported foreign exchange losses of $148,163 in the third quarter of 2004 compared to a gain of $98,182 last year. For the nine months ended August 31, 2004 the Company recognized a foreign exchange gain of $159,511 compared to a loss of 386,842 in the corresponding nine month period of the previous year. Net interest expense has increased to $198,793 for the nine months ended August 31, 2004 from $98,861 for the same period in the previous year as a result of increased utilization of the bank line of credit. The increased amortization in fiscal 2004 results from additions to capital assets, primarily computer hardware, software licenses and the assets acquired in the PAT transaction.

The consolidated net loss before taxes was $281,328 for the third quarter compared to net earnings of $379,577 for the third quarter of the previous year. After a reduction in income taxes in the amount of $93,330, the third quarter loss was reduced to $187,998 ($0.01 per share) compared with net earnings of $270,577 ($0.02 per share) for the third quarter of 2003. For the nine months ended August 31, 2004 the Company reported a net loss of $543,135 ($0.04 per share) compared with net earnings of $133,625 ($0.01 per share) for the nine month period of 2003.

The Company's balance sheet remained strong as at August 31, 2004. Working capital stood at $7.1 million compared to $9.4 million at the end of last year and $9.4 million at August 31, 2003. The reduction in working capital is primarily the result of the losses incurred for the first nine months of fiscal 2004. The Company has available bank lines of credit of $2.5 million.

The Company reduced its investment in capital assets to $622,939 through the first nine months of fiscal 2004 compared to $776,622 last year. During 2004 the Company has invested in new computer equipment and updated its fleet of service vehicles.

Shareholders' equity decreased to $13.2 million or $0.96 per common share from $13.5 million or $1.00 per common share at the end of last year due to the net loss incurred through the first nine months of fiscal 2004.

Outlook

Management anticipates that sales will continue to increase on a year-over-year comparison through the balance of fiscal 2004 as the PAT acquisition completed in the third and fourth quarters of fiscal 2003 continues to contribute to sales. Management is also continuing to pursue opportunities in the offshore market place and to promote sales of its in-vehicle systems and other private sector initiatives.

The Company's business continues to be negatively impacted by the ongoing delay in approving a new transportation funding bill in the United States. Numerous projects in which IRD has been selected to participate, as well as many other opportunities for new business, have been postponed by the Company's state and municipal customers until this highway funding legislation is approved by the US government. With the pending Presidential election, management now expects the bill will not be approved until the spring of 2005, at

which time management believes the Company will generate a significant increase in its CVO business in the United States. In the interim, management continues to review the Company's cost structures while at the same time ensuring it does not compromise its industry-leading capabilities and strong position in all its markets.

Certain statements in this discussion may include "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of International Road Dynamics Inc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this discussion, such statements use such words as "may", "will", "expect", "anticipate", "project", "believe", "plan", and other similar terminology. The risks and uncertainties are detailed from time to time in reports filed by the Corporation with the securities regulatory authorities in applicable provinces and territories of Canada. New risk factors may arise from time to time and it is not possible for management to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance and achievements of the Corporation to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

October 28, 2004

Saskatchewan Securities Commission
800 - 1900 Broad Street
Regina, Saskatchewan
S4P 3V7

Dear Sir/Madam:

Re: International Road Dynamics Inc. (the "Company")
Third Quarter Report for Period Ending August 31, 2004

We confirm that the third quarter report of the Company was sent by mail to all of the registered shareholders of the Company on October 28, 2004.

Yours truly,

International Road Dynamics Inc.

Per: "Gordon W. Wyant"

Gordon S. Wyant
Secretary

cc: BC Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
U.S. Securities and Exchange Commission